April 25, 2025

Shubham Maheshwari
Chief Financial Officer
Varex Imaging Corporation
1678 S. Pioneer Road
Salt Lake City, Utah 84104

       Re: Varex Imaging Corporation
           Form 10-K for the Fiscal Year Ended September 27, 2024
           File No. 001-37860
Dear Shubham Maheshwari:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing